15049693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

SEC FILE NUMBER
8- 66198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enverra Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 L Street NW, Suite 800
(No. and Street)

Washington	DC	20037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd., Suite 200	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, Wesley K. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enverra Capital LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH STRINGER
PULASKI COUNTY
NOTARY PUBLIC - ARKANSAS
My Commission Expires September 22, 2018
Commission No. 12367894

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENVERRA

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

With Report of Independent Registered Public Accounting Firm

SEC ID 8 - 66198

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

ENVERRA CAPITAL, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Enverra Capital, LLC
Washington, D.C.

We have audited the accompanying statement of financial condition of Enverra Capital, LLC (the "Company"), as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Enverra Capital, LLC, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 26, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

ENVERRA CAPITAL, LLC

Statement of Financial Condition
December 31, 2014

ASSETS		
Cash	$	74,218
Accounts Receivable		72,958
Income Taxes Receivable		9,686
Prepaid Expenses & Other Assets		5,541
Deferred Income Tax Benefit		18,602
Goodwill		56,745
Total Assets	**$**	**237,750**
LIABILITIES & MEMBER'S EQUITY		
Liabilities		
Accounts Payable & Accrued Expenses	$	26,695
Due to Enverra Partners		19,550
Total Liabilities		46,245
Member's Equity		191,505
Total Liabilities & Member's Equity	**$**	**237,750**

See accompanying notes to financial statement.

1. **Summary of Significant Accounting Policies:**

Nature of Business: Enverra Capital, LLC (the "Company"), is a limited liability company organized in the District of Columbia and is a wholly owned subsidiary of Enverra Partners LLC ("Enverra Partners" or the "Parent"), a Delaware company. The Company operates as a broker-dealer in the United States and provides financial advisory services in connection with mergers and acquisitions and the private placement of investment funding.

As a broker-dealer, the Company is subject to regulations of the U.S. Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statement has been prepared on a consistent basis with that of the preceding period.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

At December 31, 2014, two customers accounted for 85% of accounts receivable.

Cash: The Company considers cash to include cash on deposit with financial institutions and money market investments with original maturities of 90 days or less. Cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable: The Company's receivables consist of advisory and consulting fees as well as expense reimbursements due from the Company's clients. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. A receivable is deemed past due when it has been outstanding longer than 30 days. The Company does not have a policy of charging interest on past due receivables. There was no allowance for doubtful accounts at December 31, 2014.

1. **Summary of Significant Accounting Policies, Continued:**

Goodwill: The Company evaluates the potential impairment of goodwill annually as required by Financial Accounting Standards Board ("FASB") guidance.

In determining whether or not impairment may exist, the Company considers certain qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Such circumstances could include, but are not limited to: (1) deterioration in general economic or industry and market conditions, (2) increasing cost factors, (3) declining financial performance or negative cash flows, or (4) other relevant entity-specific events. If the Company were unable to determine that it is more likely than not that the fair value of a reporting unit is more than the carrying amount, then the Company would perform the first step of the quantitative goodwill impairment test required by generally accepted accounting principles. After consideration of all qualitative factors, the Company determined that it was more likely than not that the fair value of the reporting unit exceeded its carrying amount at December 31, 2014 and thus, the quantitative test was not necessary and no impairment charge was recorded at December 31, 2014.

Income Taxes: The Internal Revenue Service approved the Company's election filed on Form 8832, *Entity Classification Election*, to be taxed as a C corporation effective January 1, 2010.

The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

1. **Summary of Significant Accounting Policies, Continued:**

Income Taxes, Continued: Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2014. The Company's income tax returns for years since 2011 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 26, 2015, the date the financial statements were issued, and has determined that no additional disclosures are necessary.

2. **Income Taxes:**

The Company has elected to pay taxes on a cash basis. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2014 consists of the following:

Net Operating Loss Carryforward	$ 27,172
Accounts Receivable	(13,853)
Prepaid Expenses and Other Assets	(1,385)
Accounts Payable and Accrued Expenses	6,668
Net Deffered Tax Asset	**$ 18,602**

As of December 31, 2014, the Company had net operating loss carryforward of approximately $106,000. The timing and manner in which the operating loss carryforward may be utilized in any year will be limited by the Company's ability to generate future earnings. The ability to utilize the operating loss carryforward expires in 2034.

3. **Related Party Transactions:**

The Company has entered into an Expense Sharing Agreement (the "Agreement") with Enverra Partners which calls for the Company to pay the Parent $11,754 per month. This Agreement covers employee expenses, accounting and tax preparation, the use of office space and furniture, telephone service, IT & internet expenses, dues and subscriptions and office supplies. The Company had $19,550 due to Enverra Partners as of December 31, 2014.

4. **Guarantees:**

As permitted or required under District of Columbia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

5. **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2014, the Company had net capital of $47,974, which was $42,974 in excess of required minimum net capital of $5,000. The Company's net capital ratio was .96 to 1. The Company does not carry the accounts of its customers and accordingly, is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

ENVERRA CAPITAL, LLC

Exemption Report

December 31, 2014

SEC ID 8 - 66198

ENVERRA CAPITAL, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Enverra Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Enverra Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Enverra Capital, LLC claimed an exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and Enverra Capital, LLC stated that Enverra Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Enverra Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Enverra Capital, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

February 26, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

ENVERRA

T +1 202 429 1844
F +1 202 449 8319

2101 L Street NW | Suite 800
Washington, DC 20037 USA
www.enverra.com

DATE: February 26, 2015

RE: EXEMPTION ASSERTION

Enverra Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i). The Company provides financial advisory services in connection with mergers and acquisitions and the private placement of investment funding and does not hold any client or customer accounts.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year and through the date of this report without exception.

I, Wesley K. Clark swear (or affirm) that, to my best knowledge and belief, this Exemption Report pertaining to the firm, Enverra Capital LLC, is true and correct.

Wesley Clark

Wesley K. Clark
Chief Executive Officer